1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Associate General Counsel Legal	T 214.812.6038 C 214.587-6500 F 214.812.5015 awright@energyfutureholdings.com

January 4, 2011

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson
Accounting Branch Chief

Re:	Energy Future Holdings Corp.
Form 10-K for the year ended December 31, 2009 (“2009 10-K”)
Filed February 19, 2010
File No. 001-12833

Ladies and Gentlemen:

Set forth below are the responses of Energy Future Holdings Corp. (the “Company”) to the comments made in your letter dated December 22, 2010 to John F. Young.

Financial Condition, Liquidity and Capital Resources, page 44

1.	In future filings, please ensure your discussion of the changes in your cash flows includes separate disclosures surrounding cash flows from operations, investing and financing activities or refer to other parts of your document where you have discussed these changes.

Response:

In our upcoming Annual Report on Form 10-K and future filings thereafter, we will provide a narrative discussion of each of our cash flows from operating, investing and financing activities or refer to other parts of the document where such discussion is provided.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions, page 97

2.

We note your table summarizing various financial ratios of TCEH, Intermediate Holdings and EFH Corp that are applicable under certain covenants in the indentures governing the TCEH Senior Secured Facilities and Senior Notes, EFIH Notes and EFH Corp Senior

Ms. Jennifer Thompson

Securities and Exchange Commission

January 4, 2011

Notes. Please explain to us, and disclose in future filings, if you are in compliance with all of your debt covenants.

Response:

As of the date of the filing of the 2009 10-K, the Company and its subsidiaries were (and are currently) in compliance with the covenants in their respective debt agreements. We do not expect to be in breach of these covenants in the near term.

In our upcoming Annual Report on Form 10-K and future filings thereafter, we will disclose whether we are in compliance with our and our subsidiaries’ debt covenants.

Consolidated Balance Sheets, page 120

3.	Please revise to present separate captions on the face of the balance sheet for preferred stocks, common stocks, and other items of shareholders’ equity. Refer to Item 5-02 of Regulation S-X.

Response:

The applicable captions of shareholders’ equity are provided in the “Statements of Consolidated Equity” provided on page 121, which immediately follows the “Consolidated Balance Sheets” on page 120. In our upcoming Annual Report on Form 10-K and future filings thereafter, we will present separate captions on the face of the balance sheet in accordance with Item 5-02 of Regulation S-X.

Note 8. Accounting for Uncertainty in Income Taxes, page 140

4.	We read that amounts recorded related to interest and penalties totaled $88 million in 2008, including $29 million recorded as goodwill. Please explain to us your basis for recording interest and penalties as goodwill.

Response:

The amount of $29 million recorded as goodwill represents additional interest associated with an uncertain tax position related to a discontinued business. The uncertain tax position related to the characterization and amount of worthlessness deduction taken on our 2002 income tax return as a result of the bankruptcy of our European operations. Discussions with the Internal Revenue Service (“IRS”) regarding the deduction had been ongoing for several years and continued after the October 2007 acquisition of our predecessor company, TXU Corp., by private equity investors (such acquisition, the “Merger”). The $29 million amount represented our best estimate of additional interest to accrue through October 2007 as a result of the then most recent discussions with the IRS.

Ms. Jennifer Thompson

Securities and Exchange Commission

January 4, 2011

The additional interest accounted for as goodwill did not include amounts related to periods subsequent to the Merger.

The following two paragraphs are excerpts from EITF 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination”, which was in effect at the time of the accounting for this matter in 2008, that support our accounting for the interest as goodwill:

“Further, the Task Force reached a consensus that the guidance contained in question 17 of the Special Report on Statement 109 should be applied to changes in estimates and final settlements of all income tax uncertainties that predate or result from a purchase business combination with the exception of uncertainties related to the valuation allowance of a deferred tax asset.

As indicated in question 17 of the Special Report, deferred tax assets and liabilities at the date of a purchase business combination should be based on management’s best estimate of the ultimate tax basis that will be accepted by the tax authority, and liabilities for prior tax returns of the acquired entity should be based on management’s best estimate of the ultimate settlement. At the date of a change in management’s best estimate of the ultimate tax basis of acquired assets, liabilities, and carryforwards, and at the date that the tax basis is settled with the tax authority, deferred tax assets and liabilities should be adjusted to reflect the revised tax basis and the amount of any settlement with the tax authority for prior-year income taxes. Similarly, at the date of a change in management’s best estimate of items relating to the acquired entity’s prior tax returns, and at the date that the items are settled with the tax authority, any liability previously recognized should be adjusted. The effect of those adjustments should be applied to increase or decrease the remaining balance of goodwill attributable to that acquisition.”

Form 8-K, filed October 29, 2010

5.	We note that in your press release of your earnings for each of your quarters and your full year that your discussion of non-GAAP financial measure appear to be longer than your discussions of your GAAP performance. We also note that in your slide presentations to investors your discussion appears to be largely focused on your non-GAAP financial measures. Please tell us:

•	How you considered whether you were giving undue prominence to your non-GAAP finance measures; and

•	How you considered Question 102.10 of our CD&I given that your reconciliation appears to present a full non-GAAP income statement.

Ms. Jennifer Thompson

Securities and Exchange Commission

January 4, 2011

Response:

We believe that the disclosures contained in the press release and slide presentations furnished as exhibits to the October 29, 2010 Form 8-K comply with Regulation G and Item 10(e)(1)(i) of Regulation S-K. Consistent with Regulation G, the non-GAAP measures contained in such public disclosures are not misleading and are each accompanied by the most directly comparable GAAP financial measure, together with reconciliation to GAAP. Consistent with Item 10(e)(1)(i) of Regulation S-K, (a) the non-GAAP measures are accompanied by a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure, (b) the disclosures include applicable reconciliations to the most directly comparable GAAP financial measures, (c) the disclosures include the reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors, and (d) the disclosure includes the purposes for which management uses the non-GAAP financial measures.

In the preparation of our earnings release and the slide presentation, we considered the relative prominence (including the “length” of disclosure) of our GAAP and non-GAAP financial measures and concluded that the non-GAAP financial measures were not given undue prominence. For example, in the earnings release, the headline does not include a non-GAAP financial measure, the disclosure relating to our GAAP net income precedes the disclosure of the non-GAAP financial measure (i.e., Adjusted Operating Results) and the reconciliation of Adjusted Operating Results to net income is referenced in the front of the earnings release but is presented in the back of the earnings release. In the earnings release, the only reason that the Adjusted Operating Results disclosure is slightly “longer” than the net income disclosure is that it takes more disclosure to explain the non-GAAP adjustments contained in Adjusted Operating Results. Further, the slide presentation displays in the first two charts reconciliations of GAAP measures to non-GAAP measures (in which the GAAP measures are presented first) so that the GAAP measures are featured prominently at the front of the slide presentation and highlighted for investors. Also, the press release and slide presentation are meant to be read together and in context with the information conveyed on our previously publicly announced and webcasted earnings conference call, so any non-GAAP measures in the slide presentation should be viewed as only one part of the overall earnings presentation. Further, we release the press release, file the Form 8-K with the press release and slide presentation furnished as exhibits, conduct our earnings conference call, and file our periodic report (i.e., 10-K or 10-Q) that contains discussion of our GAAP based financial measures in the applicable Management’s Discussion and Analysis (MD&A) disclosure, on the same day. Accordingly, our investors receive on the same day as our earnings presentation detailed disclosure of GAAP financial results in the applicable periodic report.

Moreover, we believe that the presentation of Adjusted Operating Results and Adjusted EBITDA as set forth in the earnings release and the slide presentation is appropriate

Ms. Jennifer Thompson

Securities and Exchange Commission

January 4, 2011

because these metrics constitute important measures of our financial condition to the investors in our publicly traded securities. Neither we nor any of our subsidiaries have publicly traded equity securities; our equity securities are closely held by a group of private equity sponsors and the management of the Company. Our (and our subsidiaries’) only publicly traded securities are debt securities. In our experience, investors in our debt securities are primarily concerned with cash flows and liquidity and their effects on our (and our subsidiaries’) financial condition.

Further, we believe that disclosure of Adjusted Operating Results is the most straightforward method of disclosing our period-to-period financial results. Since the Merger, our financial results have been relatively consistent from period-to-period except for variations in such results caused largely by unrealized mark-to-market gains and losses, non-cash impairment charges and, more recently, debt extinguishment gains. Mark-to-market accounting for commodity contracts and interest rate swaps, goodwill and other asset impairment charges and debt extinguishment gains significantly affect our GAAP financial results but have no effect on our operating cash flows and liquidity position. If we did not present Adjusted Operating Results in our earnings release and slide presentation, the primary disclosure in the earnings release and slide presentation regarding variances from period to period would be a discussion of the effects of these charges and gains (i.e., the amounts being excluded in Adjusted Operating Results so that investors can readily compare period-to-period performance). The nature and amounts of the charges and gains being excluded in Adjusted Operating Results can be readily discerned from the financial statements and MD&A in our periodic reports. Further, the MD&A in our more recent periodic reports includes language that acknowledges use of non-GAAP measures in our earnings release and describes the nature of the charges and gains excluded in calculating such measures.

In addition, under the terms of the agreements that govern our primary debt securities, Adjusted EBITDA is an important financial measure that governs whether we (and our subsidiaries) can, among other things, incur additional debt or make restricted payments or investments. Accordingly, we include non-GAAP financial measures that, by either eliminating items such as the effects of the mark-to-market accounting treatment and the non-cash goodwill impairment charge or reflecting the financial measure required by our debt agreements, most clearly present period-to-period variances and track the metrics in which our investors are most interested (i.e., Adjusted Operating Results and Adjusted EBITDA).

We are also aware of the interpretation contained in Question 102.10 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures (“Question 102.10”). While we appreciate the view of the Staff expressed in Question 102.10 that presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information, we believe that our comprehensive method of reconciliation complies with the requirement in Item 10 of Regulation S-K, which requires us to disclose “a reconciliation (by schedule or other clearly understandable method)”

Ms. Jennifer Thompson

Securities and Exchange Commission

January 4, 2011

(emphasis added) of non-GAAP financial measures to GAAP financial measures. Inclusion in the reconciliation of line items where no adjustment is made (a) helps to ensure that investors understand the context of the adjustments in relation to our GAAP financial information and the other adjustments, (b) helps to ensure that investors understand how the adjustments flow through the financial statements as a whole, and (c) permits comparison of adjustments from period to period (i.e., even though no adjustment with respect to a particular line item may appear in the current period, adjustments to such line item may appear in other periods). We do not believe that the comprehensive columnar reconciliation that we provide causes investor confusion; on the contrary, a presentation of discreet adjustments without the context of the other line items would inhibit investor understanding of the overall effect of the adjustments. We also do not believe that our current method of presentation gives undue prominence to the non-GAAP information. In fact, the GAAP information receives at least equal prominence (e.g., the GAAP information precedes the non-GAAP information, the reconciliation appears at the end of the earnings release, and our disclosure includes information about the risks associated with reliance on non-GAAP financial information and points investors to GAAP information).

In sum, our disclosure of non-GAAP financial information in our earnings release and slide presentation provides our debt investors with helpful, relevant disclosure in a format that we believe is most useful to them, while at the same time giving at least equal prominence to our GAAP financial information and otherwise complying with Regulation G and Item 10(e)(1)(i) of Regulation S-K.

******

As requested, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Company’s 2009 Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s 2009 Form 10-K; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer Thompson

Securities and Exchange Commission

January 4, 2011

We would be grateful if the Staff would direct all questions with respect to our responses to me (by facsimile at (214) 812-5015 or by telephone at (214) 812-6038).

Very truly yours,

/s/ Andrew M. Wright
Vice President & Associate General Counsel

cc:	Paul Keglevic (EFH – CFO)
Stan Szlauderbach (EFH – CAO)